April 5, 2007

Mail Stop 4561

David Gallagher
Political Calls, Inc.
1015 S. Cimarron
Las Vegas, NV  89145

	Re:	Political Calls, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 28, 2007
		Registration No. 333-140823

Dear Mr. Gallagher:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page
1. Please revise to limit the outside front cover page of the prospectus to one page. In this connection, please delete reference to your revenues and your statement regarding your focus from the cover page. Further, please revise to highlight in a manner other than all capitals the cross reference to the risk factors.

The offering, page 5
2. Please revise to complete the penultimate sentence.

Revenues, page 19
3. We note your response to comment eight. Please confirm to us that none of these nine customers were affiliates, including Mr.
DeStefano.

Liquidity and Capital Resources, page 20
4. We note your response to comment 10. However, the revised disclosure still does not clarify whether you will need to raise additional capital in the next 12 months. We refer specifically to the phrase "with the need to raise additional capital." Please revise to state "without the need to raise additional capital" or, if that was not the intended disclosure, please include more detailed disclosure regarding your need to raise additional capital.

Selling Shareholders, page 28
5. We note your response to comment 14. However, we do not see the corresponding changes to the disclosure. For each of your six preferred shareholders, the second column indicates they are offering all of their shares, but the third and fourth columns indicate that no shares will be sold in the offering.

Preferred Convertible Securities, page 35
6. We note your response to prior comment 15 and reissue our comment.
Please help us to understand how you considered the guidance in EITF
98-5 and 00-27 in determining the appropriate accounting for your preferred stock issuance. Specifically, 612,000 shares of common stock were issued during 2006 for $6,120 or one penny per share. During April 2006, you issued 750,000 convertible preferred shares for one penny per share but since these preferred shares can each be converted into 200 shares of common stock (each of which had a value of one-penny per share based upon the most recent offering), it appears that there is an beneficial conversion feature of approximately $1,492,500 (a benefit of $1.99 for each share of convertible preferred stock when converted into common stock) which would require accounting treatment under the guidance referred to above. Please advise or restate your financial statements in an amended filing on Form SB-2.

Financial Statements

Revenue Recognition, page 9
7. We note your response to prior comment 18 and your disclosure that you recognize revenue on the "completed contract basis". It appears from your disclosure that you defer revenues and costs until such point that you complete contracted phone campaigns. Please tell us your basis in GAAP for this revenue recognition policy keeping in mind that most service contracts do not fall within the scope of SOP
81-1. In your response, please address any consideration you have given to adopting a proportional performance model for recognizing revenue and for expensing costs as incurred. Reference is made to SAB 104.

Undertakings
8. We note your response to comment 20. Rule 430A relates to the omission of certain information from the prospectus at the time of effectiveness. Please advise us what information you are omitting from the prospectus in reliance on Rule 430A. If you are not relying on Rule 430A, please remove this undertaking.
9. We note your response to comment 21. However, the disclosure provided is the undertaking in Item 512(g)(2) of Regulation S-K. Please remove this undertaking and instead include the undertaking provided in Item 512(g)(2) of Regulation S-B.

Legal Opinion
10. We note your response to comment 22. However, the second opinion is still drafted as if none of the shares have been issued or sold by the company. Please direct counsel to revise the opinion to state that the 612,000 shares of common stock were, and the 150,000,000 shares of common stock that may be issued upon conversion of the Series A preferred stock, once issued in accordance with the terms of the preferred stock will be, validly issued, fully paid and non-assessable.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron, Staff Accountant at 202-551-
3439
or Robert Telewicz, Senior Accountant, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Thomas Cook, Esq. (via facsimile)


David Gallagher
Political Calls, Inc.
April 5, 2007
Page 1